Exhibit 12.1

Sealy Corporation/Sealy Mattress Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended									Six Months Ended
	November 28, 1999		November 26, 2000		December 2, 2001	December 1, 2002		November 30, 2003		June 1, 2003		May 30, 2004
	(Dollars in thousands)
Pre-tax income from operations	$32,382		$57,372		$(8,464)	$24,151		$36,465		$13,994		$(95,902)
Fixed charges:
Interest expense and amortization of debt discount and financing costs	65,991		69,009		78,047	72,571		68,525		33,952		33,858
Rentals—33%(b)	3,476		3,305		4,407	4,551		4,543		2,272		2,520

Total Fixed charges	69,467		72,314		82,454	77,122		73,068		36,224		36,378

Earnings before income taxes and fixed charges	101,849		129,686		73,990	101,273		109,533		50,218		(59,524)

Ratio of earnings to fixed charges(a)	1.5	x	1.8	x	—	1.3	x	1.5	x	1.4	x	—

(a)
For the year ended December 2, 2001 and the six months ended May 30, 2004, earnings were insufficient to cover fixed charges by $8.5 million and $95.9 million, respectively.

(b)
The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.